Exhibit 2.1.15

CERTIFICATE OF DESIGNATIONS

OF THE

Fig Game Shares – Etherborn

SERIES OF PREFERRED STOCK OF

FIG PUBLISHING, INC.

FIG PUBLISHING, INC., a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Company”), hereby certifies that the following resolution pertaining to the shares of its Fig Game Shares –Etherborn series (the “Etherborn”) of preferred stock of the Company, par value of $0.0001 per share (the “Preferred Stock”), was adopted by the board of directors of the Company (the “Board”) by unanimous written consent of the Board as required by Section 151 of the General Corporation Law of the State of Delaware. Capitalized terms used but not defined herein shall have the respective meanings ascribed thereto in the Company’s Second Amended and Restated Certificate of Incorporation, as amended (the “Amended Certificate”).

WHEREAS, in connection with the establishment of any series of Preferred Stock, the Board is authorized to fix the powers, terms, designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations and restrictions thereof, if any, including without limitation dividend rights, mandatory and optional redemptions and liquidation rights, of any wholly unissued series of Preferred Stock and the number of shares constituting any series; and

WHEREAS, it is the desire of the Board, pursuant to its authority as aforesaid, to fix the powers, terms, designations, preferences, rights, qualifications, limitations and restrictions relating to the Fig Game Shares – Etherborn:

NOW, THEREFORE, BE IT RESOLVED, that, pursuant to the authority vested in the Board and the provisions of the Amended Certificate, the designation and number of shares thereof and the relative powers, designations, preferences, rights, qualifications, limitations and restrictions of the Fig Game Shares – Etherborn are as follows:

DESIGNATION:	Fig Game Shares – Etherborn.

Designated SHARES:	29 shares.

Game Shares Assets for Fig Game Shares – Etherborn:	(i) all assets, liabilities and businesses of the Company to the extent attributed to the publishing rights held by the Company under the publishing license agreement between the Company and Altered Matter Games S.L. (“Altered Matter Games S.L.”), entered into in connection with the development and publication of the video game Etherborn (the “Game”), as amended from time to time (the “License Agreement”); (ii) all assets, liabilities and businesses acquired or assumed by the Company for the account of such publishing rights, or contributed, allocated or transferred to the Company in connection with such publishing rights (including the net proceeds of any issuances, sales or incurrences in connection with such publishing rights, or indebtedness of the Company incurred in connection with such publishing rights), in each case, after the date hereof; and (iii) the proceeds of any disposition of any of the foregoing. The Game Shares Assets corresponding to this series of Preferred Stock (Fig Game Shares – Etherborn) do not include intellectual property rights in the Game.

VOTING POWERS:	No voting powers.

DIVIDEND:

Provided the Game is successfully developed and published, the Company will thereafter receive sales receipts from sales of the Game, net of any distributor’s and other fees, pursuant to the License Agreement, and will share those receipts as follows: (1) receipts will be allocated into a revenue share for the Company, as specified in the License Agreement; (2) the Company will pay the holders of Fig Game Shares – Etherborn a minimum of 75% of the applicable portion of the Company’s allotment of the revenue share (which for the sake of clarity will be the ratio the issuance proceeds to the Company of the Fig Game Shares – Etherborn bears to the Fig Funds (as defined in the License Agreement)), in the form of dividends, subject to the Company’s dividend policy; and (3) the Board may in its discretion from time to time pay more than 75% of the Company’s allotment to the holders of Fig Game Shares – Etherborn, if in its view business conditions permit it. Aggregate dividend amounts will be distributed equally among all holders of Fig Game Shares – Etherborn, in proportion to the number of shares held.

In all events, the Board may decide not to pay a dividend or to reduce the size of a dividend if the Board believes it would be necessary or prudent to retain earnings in order to avoid a material adverse effect on the Company’s financial condition or results of operations (in which case the unpaid dividend amount will accrue for future payment), and dividends will not be declared or paid if prohibited under applicable law. To the extent the Board determines not to pay a dividend or to reduce the size of a dividend, it will impose the underpayment in a manner equitable to all of its then-outstanding series of Fig Game Shares Preferred Stock (which will be presumed to mean imposing the underpayment proportionally across all of the Company’s then-outstanding series of Fig Game Shares Preferred Stock, by reducing the dividend amounts to all such series in proportion to the dividend amounts they would otherwise have received; but which may mean imposing the underpayment in some other manner if the Board concludes that such other manner would be clearly more equitable than such proportional imposition). The Board may also postpone a dividend if the total amount to be dividended is less than $1,000. Any dividend payment will be net of expenses related to the payment of the dividend.

Subject to the foregoing, dividends on Fig Game Shares – Etherborn will be declared every six months, as of every May 15 and November 15, and paid thereafter, in all events after such time (if ever) as the Game is successfully developed and published and the Company begins to receive Game sales receipts.

CANCELLATION BY THE COMPANY:

The Board may, in its discretion, cancel the series of Fig Game Shares – Etherborn. Such cancellation would mean that all rights of a holder of Fig Game Shares – Etherborn would cease and such holder would no longer be entitled to dividends or any other economic or other benefit. In general, the Company would expect to cancel a series of Fig Game Shares if the associated game has failed to meet a minimum earnings floor following a sufficiently extensive period of time or once the Company’s contractual rights to Game sales receipts terminates. Although the purpose of the Company’s cancellation rights is to help the Company avoid incurring unnecessary administrative costs, and thereby benefit the Company and its shareholders as a whole, there can be no assurance that the Company will not cancel the series of Fig Game Shares – Etherborn before the earnings potential of the Game has been completely and irreversibly exhausted, and thereby deny the holders of Fig Game Shares – Etherborn some additional amount of dividends.

The Board, in its discretion, may also cancel the series of Fig Game Shares – Etherborn in the event of a Disposition Event in which all or substantially all of the Game Shares Assets for Fig Game Shares – Etherborn are disposed of, as described in “Dividend or Redemption upon Disposition of Game Shares Assets for Fig Game Shares – Etherborn” herein.

DIVIDEND OR REDEMPTION UPON DISPOSITION OF Game Shares Assets for Fig Game Shares – Etherborn:

In the event of a Disposition Event, in which the Game Shares Assets for Fig Game Shares – Etherborn is disposed of, on or prior to the 120th day following the consummation of such Disposition Event, the Board may, in its discretion, but is not required to:

(i) declare and pay a dividend in cash, securities (other than shares of the series of Fig Game Shares – Etherborn) or other assets of the Company, or any combination thereof, to the holders of shares of the series of Fig Game Shares – Etherborn, with an aggregate Fair Value equal to the Allocable Net Proceeds of such Disposition Event as of the Determination Date, such dividend to be paid on all shares of Fig Game Shares – Etherborn outstanding as of the Determination Date on an equal per share basis; and thereafter, in its discretion, cancel the series of Fig Game Shares – Etherborn if permitted under the terms described under “Cancellation by the Company” herein; or

(ii) if such Disposition Event involves all (and not merely substantially all) of the Game Shares Assets for Fig Game Shares – Etherborn, redeem all outstanding Fig Game Shares – Etherborn for cash, securities (other than shares of the series of Fig Game Shares – Etherborn) or other assets of the Company, or any combination thereof, with an aggregate Fair Value equal to the Allocable Net Proceeds of such Disposition Event as of the Determination Date, such aggregate amount to be allocated among all Fig Game Shares – Etherborn outstanding as of the Determination Date on an equal per share basis; or

(iii) combine all or any portions of (i) or (ii) above on a pro rata basis among all holders of Fig Game Shares – Etherborn.

LIQUIDATION:

In the event of a voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of the Company, after payment or provision for payment of the debts and other liabilities of the Company, the holders of Fig Game Shares – Etherborn outstanding shall be entitled to receive (i) all dividends and other distributions declared or accrued on such series by the Board but not yet paid, plus (ii) an amount equal to the value of the total assets of the Game Shares Assets for Fig Game Shares – Etherborn less the total liabilities of such Game Shares Assets for Fig Game Shares – Etherborn, in each case ratably in proportion to the number of Fig Game Shares – Etherborn held by them; but in such event such holders shall not be entitled to any additional amounts.

TRANSFER RESTRICTIONS:	No holder of Fig Game Shares – Etherborn shall, directly or indirectly, sell, give, assign, hypothecate, pledge, encumber, grant a security interest in or otherwise dispose of such shares, in whole or in part, except under circumstances that would constitute compliance with the restrictions imposed by Rule 144 under the Securities Act of 1933 on the transfer of securities of issuers that are not subject to the reporting requirements of sections 13 or 15(d) of the Securities Exchange Act of 1934. Such circumstances must be demonstrated to the Company prior to such disposition, by means of a certification as to the facts of the proposed disposition and any other document or documents, including without limitation an opinion of counsel, as the Company may require in its sole discretion, each such document being in form and substance satisfactory to the Company in its sole discretion.

; AND BE IT

RESOLVED FURTHER, that such series of Preferred Stock shall have such other powers, terms, designations, preferences, rights and privileges; relative, participating, optional and other special rights; and qualifications, limitations and restrictions thereof as set forth in the Amended Certificate.

(Signature Page Follows)

IN WITNESS WHEREOF, the Company has caused this Certificate of Designations of the Fig Game Shares – Etherborn to be executed by its Chief Operating Officer as of the date first set forth below.

FIG PUBLISHING, INC.

By:	/s/
Name:	Jonathan Chan
Title:	Chief Operating Officer
Date:	7/26/2018

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